06006733

AB 3/27/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 2 2006 WASH, D.C. 209

SEC FILE NUMBER
8-51300

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMITH POINT CAPITAL LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 MOSS CREEK COURT
(No. and Street)

DURHAM NC 27712
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LARRY FORREST 919-768-6713
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliot & Warren, PLLC.
(Name – *if individual, state last, first, middle name*)

1300 S. Mint Street, Suite 300 Charlotte, NC 28203
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SMITH POINT CAPITAL LTD.

ANNUAL AUDIT REPORT

December 31, 2005

TABLE OF CONTENTS

ELLIOT & WARREN
Certified Public Accountants
Professional Limited Liability Company

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Smith Point Capital Ltd.

We have audited the accompanying statement of financial condition of Smith Point Capital Ltd. as of December 31, 2005 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supporting schedules referred to above present fairly, in all material respects, the financial position of Smith Point Capital Ltd. as of December 31, 2005, and the results of its operations and cash flows for the period then ended in conformity with accounting principals generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements, and, in our opinion is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Elliot & Warren, PLLC

Elliot & Warren, PLLC
Charlotte, North Carolina
February 2, 2006

1300 South Mint Street, Suite 300, Charlotte, North Carolina 28203 Phone: 704-333-8881 Fax: 704-333-2905 www.elliot-warren.com
Members: American Institute of Certified Public Accountants and NC Association of Certified Public Accountants

SMITH POINT CAPITAL LTD.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash - allowable	$	8,566
Receivable from clearing agent		25,763
TOTAL ASSETS		34,329

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable		6,000
Total current liabilities		6,000
Stockholder's equity		
Capital stock, no par value, 75,000 shares authorized, 1,000 shares outstanding		1,000
Additional paid-in capital		26,915
Retained earnings		414
Total stockholder's equity		28,329
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	34,329

See independent auditor's report and notes to financial statements.

SMITH POINT CAPITAL LTD.

STATEMENT OF INCOME

For the year ended December 31, 2005

INCOME	
Commissions	$ 9,364
Interest	963
	10,327
EXPENSES	
Insurance	738
Professional fees	7,575
Licenses and permits	2,625
Other expenses	4
	10,942
NET (LOSS)	$ (615)

See independent auditor's report and notes to financial statements.

SMITH POINT CAPITAL LTD.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)	$	(615)
Increase in operating assets:		
Accounts Receivable- Clearing Agent		(763)
Increase in operating liabilities:		
Accounts Payable		6,000
NET CASH FROM OPERATING ACTIVITIES		4,622
CASH FLOWS FROM FINANCING ACTIVITIES		
(Retirement) of common stock		(128,000)
NET (DECREASE) IN CASH		(123,378)
CASH AT BEGINNING OF YEAR		131,944
CASH AT END OF YEAR	$	8,566

See independent auditor's report and notes to financial statements.

SMITH POINT CAPITAL LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

December 31, 2005

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at January 1, 2005	$ 45,000	$ 110,915	$ 1,029	$ 156,944
Retirement of stock	(44,000)	(84,000)		(128,000)
Issuance of stock	-	-		-
	1,000	26,915	1,029	28,944
Net income			(615)	(615)
Balance at December 31, 2005	$ 1,000	$ 26,915	$ 414	$ 28,329

See independent auditor's report and notes to financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Smith Point Capital Ltd. (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Securities Transactions

Transactions in securities are recorded on a settlement-date basis. Securities owned or sold, but not yet purchased are valued at market including accrued interest on bonds. All resulting gains and losses are included in stockholder equity.

The Company's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices, which may differ from the market value, reflected on the statement of financial condition. In many cases, the company limits its risk by holding offsetting security or option positions.

Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (using accelerated depreciation methods for income tax purposes), the allowance for doubtful accounts (deductible for financial statement purposes but not for income tax purposes) and unrecognized gains and losses on investments.

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

There is a current year net loss of ($615). No income tax provision has been recorded for the year ended December 31, 2005.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) of the SEC, which requires the maintenance of minimum net capital, as defined, and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2005, the company had net capital of $28,329, which was $23,329 in excess of its requirement.

SUPPORTING SCHEDULES

SMITH POINT CAPITAL LTD.

COMPUTATION OF NET CAPITAL

December 31, 2005

Net capital (Total stockholder's equity)	$	28,329
Minimum net capital requirement		5,000
Excess net capital	$	23,329

No material differences exits between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.

See independent auditor's report and notes to financial statements.

SMITH POINT CAPITAL LTD.

RULE 15c3-3 EXEMPTION

December 31, 2005

The company does not effect transactions for anyone defined as a customer under Rule 15C3-3. Accordingly, there are no items to report under the requirements of this Rule.

OATH OR AFFIRMATION

I, LARRY S FORREST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMITH POINT CAPITAL LTD, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public Exp. July 23, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELLIOT & WARREN

Certified Public Accountants
Professional Limited Liability Company

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholder
Smith Point Capital Ltd.

In planning and performing our audit of the financial statements of Smith Point Capital Ltd. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations relevant to the indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining company compliance with the exemptive provisions for rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

1300 South Mint Street, Suite 300, Charlotte, North Carolina 28203 Phone: 704-333-8881 Fax: 704-333-2905 www.elliot-warren.com
Members: American Institute of Certified Public Accountants and NC Association of Certified Public Accountants

responsibility are safeguarded against loss from unauthorized use or disposition and those transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control structure on the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Smith Point Capital Ltd. to achieve all the divisions and duties and crosschecks generally in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Elliot & Warren, PLLC

Elliot & Warren, P.L.L.C.
Charlotte, North Carolina

February 2, 2006